AMEX, TSX Symbol: NG

News Release

NovaGold Extends Offer for Pioneer Metals

August 25, 2006 – Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG) today extended its Offer dated June 19, 2006 to acquire all of the outstanding common shares of Pioneer Metals Corporation (TSX: PSM) until 9:00 pm (Vancouver time) on September 8, 2006. A Notice of Variation relating to the extension will be mailed to Pioneer shareholders.

For more information about NovaGold contact:

  Rick Van Nieuwenhuyse, President & CEO     Don MacDonald, CA, Senior Vice President & CFO

Telephone: (604) 669-6227 or Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the NovaGold’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in NovaGold’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in NovaGold’s most recent Annual Information Form filed with Canadian securities regulators. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. NovaGold disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this Press Release are qualified by this cautionary statement.